                                                                    EXHIBIT 12.1


                        U.S. RESTAURANT PROPERTIES, INC.

   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                 (IN THOUSANDS)

                                                         YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------
                                               1995       1996       1997        1998       1999
                                             --------   --------   --------    --------   --------
Net income (loss)                            $  5,223   $  7,473   $ (9,393)   $  5,917   $    790

Fixed Charges:
     Interest Expense                             262      2,720     10,011      16,689     29,410
     Capitalized Interest                          --         --         --         493      1,346
     Preferred Stock Dividend Requirements         --         --        868       7,102      7,102
                                             --------   --------   --------    --------   --------
         Total Fixed Charges                      262      2,720     10,879      24,284     37,858

Less Preferred Stock Dividend Requirements         --         --        868       7,102      7,102
                                             ========   ========   ========    ========   ========
Earnings                                     $  5,485   $ 10,193   $    618    $ 23,099   $ 31,546
                                             ========   ========   ========    ========   ========

         Ratio of Earnings to Fixed Charges     20.94x      3.75x       N/A(1)     1.34x      1.03x
         Ratio of Earnings to Combined
           Fixed Charges and preferred
               stock dividends                  20.94x      3.75x       N/A(1)      N/A(2)     N/A(3)


(1) For 1997, the Company had total fixed charges of $10,011 and total fixed charges and preferred stock dividends of $10,879 compared to earnings of $618. This resulted in a shortfall of earnings over fixed charges of $9,393, and a shortfall of earnings over combined fixed charges and preferred stock dividends of $10,261. During 1997, the Company recorded a non-cash, unusual charge of $19,220 related to the termination of the management contract between its predecessor and the managing general partner of its predecessor. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.98x and 1.82x, respectively for 1997.

(2) For 1998, the Company had total combined fixed charges and preferred stock dividends of $24,284 compared to earnings of $23,099. This resulted in a shortfall of earnings over combined fixed charges and preferred stock dividends of $1,185. During 1998, the Company recorded a non-cash, unusual charge of $12,047 related to 495,509 operating partnership units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.45x for 1998.

(3) For 1999, the Company had total combined fixed charges and preferred stock dividends of $37,858 compared to earnings of $31,546. This resulted in a shortfall of earnings over combined fixed charges and preferred stock dividends of $6,312. During 1999 the Company recorded a non-cash charge for impairment of long lived assets of $5,000, write downs of tenant notes receivable of $7,024, and severance payments related to the resignation of the Company's President of $750. Excluding the effects of these charges, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.17x.